Exhibit 99.1

2350 – 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com

May 8, 2008	TSX: BAJ

PRESS RELEASE

BAJA MINING WELCOMES TOM OGRYZLO AS CHAIRMAN OF THE BOARD

Baja Mining Corp. (the “Company”) is pleased to announce the appointment of Mr. C. Thomas Ogryzlo as Chairman of the Board of Directors of the Company effective immediately.

Mr. Ogryzlo has been a director of the Company since 2005 and also chairs the Company’s independent Compensation Committee.  Mr. Ogryzlo has over thirty five years of experience in the mining industry in development, financing, engineering and design, construction and operations in many parts of the world. As a director, Mr. Ogryzlo has provided a wealth of experience for the Company to draw upon, and as Chair of the Board he will continue to provide leadership as the Company grows. Mr. Ogryzlo holds a Bachelor of Mechanical Engineering degree from McGill University in Montreal, Quebec, Canada.

Mr. Ogryzlo has been President of several well-known mining and engineering companies, including, Triton Mining Corporation, Black Hawk Mining, and Kilborn SNC-Lavalin. His experience in exploration, development, engineering and construction of multi-million dollar projects spans the world. Prior to these positions, he directed process development work for Hanna Mining, initially as project manager and subsequently as President and General Manager for the Cerro Matoso ferro-nickel project in Columbia where he was instrumental in the organizing of a US$450 million financing involving World Bank, Exim, and a group of 52 private banks lead by Chase Manhattan.

Before joining Kilborn, Mr. Ogryzlo was, for many years, a Senior Vice President of Wright Engineers Ltd, a well known private Canadian engineering company dedicated to the mining and metallurgical industry. He was based in Toronto and was responsible for operations in Eastern Canada, Latin America and Europe.

Mr. Ogryzlo has been an active independent director of numerous public companies both in the past and currently including  Franco-Nevada Mining, Vista Gold, Tiomin Resources, and Polaris Geothermal. The Company welcomes Mr. Ogryzlo as independent Chairman of the Board.

ON BEHALF OF THE BOARD OF DIRECTORS OF

BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT & CEO

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv)  the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on any forward-looking statements.